Exhibit 99.2

Third quarter report 2011 Eksportfinans ASA EKSPORT FINANS NORWAY

Comment from the President and CEO 3 Financial highlights…4 Highlights 5 Export lending.6 Local government lending 6 Securities 7 Funding 7 Results7 Balance sheet.9 Events after the balance sheet date.9 Condensed statement of comprehensive income10 Condensed balance sheet 11 Condensed statement of changes in equity12 Condensed cash flow statement.13 Notes to the condensed financial 14

President and CEO Gisèle Marchand (Photo: Sverre Chr. Jarlid) Three in a row For the third consecutive net interest income in the first three quarters superseded NOK 1 billion. This track record reflects the strong underlying business operations of the Company. The financial figures indicate that the base of the business is stable. However, the municipal-related share of the lending portfolio has been reduced over these three years, from NOK 59 billion at the end of 2008 to NOK 11 billion at September 30, 2011. Also, according to plan, the last installment of the financing of KLP Kreditt AS has now been repaid to Eksportfinans. In the same period, the export-related part of the lending portfolio increased from NOK 80 billion to NOK 113 billion, thus maintaining the lending base necessary to sustain a sound level of income. Optimism within oil & gas A considerable portion of the order book stems from the oil & gas industry, which so far seems less influenced by the general economic downturn than other export-oriented sectors. Brazil and other large markets for the oil- and gas sector outside Europe and the US are important to a substantial portion of Eksportfinans’ client base. of the Norwegian export industry includes suppliers of high technology products with relatively lower price sensitivity. These companies may therefore be less vulnerable to a strong Norwegian krone than other export market participants. Eksportfinans has participated in several international conferences and meetings in the third quarter. One of these events was the annual Pareto Securities’ Oil and Offshore Conference in Oslo, where signals from industry representatives were twofold. On the one hand, they expressed increased optimism for the oil- and gas sector compared to a year ago. On the other hand, they expressed concerns about access to long-term financing. Nervous funding markets Challenging market conditions led to lower public market issuance in the third quarter. However, Eksportfinans was able to issue a JPY 30 billion Samurai bond in July, with a 5 year maturity. Eksportfinans has been present year, Eksportfinans’ in the Japanese market for 25 years and is one of the largest international third-party issuers in the country. Eksportfinans believes that it is well funded for the remainder of 2011 and that its liquidity situation is comfortable. Extended exemption With effect from January 1, 2011, new regulations concerning the calculation of exposures to one single client were introduced by the Norwegian Ministry of Finance. Eksportfinans has been subject to a temporary exemption from the directive, valid until the end of 2011. In October, the temporary exemption was extended by one year, until December 31, 2012. Gisèle Marchand President and CEO Third quarter report 2011 3 Unaudited Third quarter First nine months

Unaudited Financial highlights Figures are unaudited. (NOK million) 2011 2010 2011 2010 Net interest income 373 401 1,105 1,095 Profit/(loss) for the period 264 1 374 177 Total comprehensive income for the period 264 1 374 177 Return on equity 1*) 21.6% 0.1% 9.8% 4.8% Net return on average assets and liabilities 2*) 0.66% 0.66% 0.67% 0.62% Net operating expenses/average assets 3*) 0.08% 0.08% 0.08% 0.07% Total assets 226,420 232,218 226,420 232,218 Loans outstanding 4) 123,342 120,579 123,342 120,579 New loans disbursed 9,949 5,946 24,819 21,237 New bond debt issued 11,669 14,367 45,392 56,219 Public sector borrowers/guarantors 5) 42.3% 32.9% 42.3% 32.9% Core capital adequacy 12.8% 10.3% 12.8% 10.3% Capital adequacy 16.5% 14.4% 16.5% 14.4% Exchange rate NOK/USD 6) 5.8417 5.8382 5.8417 5.8382 *) Quarterly and first nine months figures are annualized. Definitions 1. Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance). 2. Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period). 3. Net operating expenses (salaries and other administrative expenses + depreciation + other expenses—other income)/average assets (average of opening and closing balance). 4. Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included, see notes 4, 5 and 6 to the accompanying financial statements. 5. The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending. 6. Exchange rate at balance sheet date. Third quarter report 2011 4

Highlights

Third quarter 2011

Underlying business operations showed continued good performance in the third quarter of 2011. Net interest income was NOK 373 million in the third quarter of 2011, compared to NOK 401 million for the third quarter of 2010.

Total comprehensive income was NOK 264 million in the third quarter of 2011. The comparative total comprehensive income was NOK 1 million in the third quarter of 2010.

Net profit excluding unrealized gains and losses and excluding realized losses hedged by the Portfolio Hedge Agreement (PHA – as explained under the section "Results") was NOK 244 million in the third quarter of 2011, compared to NOK 233 million in the corresponding period in 2010.

First nine months 2011

Net interest income was NOK 1,105 million in the first nine months of 2011, compared to NOK 1,095 million for the first nine months of 2010.

Eksportfinans had total comprehensive income of NOK 374 million in the first nine months of 2011. The comparative total comprehensive income was NOK 177 million in the first nine months of 2010.

Net profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA (as explained under the section "Results") was NOK 678 million in the first nine months of 2011, compared to NOK 648 million in the corresponding period in 2010.

The core capital adequacy ratio at September 30, 2011 was 12.8 percent, which was 0.1 percentage points higher than at December 31, 2010, and 2.5 percentage points higher than at September 30, 2010.

Eksportfinans has been active in both the public and the private placement markets in the first nine months of 2011. The company successfully issued a CHF 150 million 10-year transaction and a USD 500 million 2-year transaction in the first quarter, a USD 1.25 billion 5-year transaction in the second quarter as well as a JPY 30 billion 5-year transaction in the third quarter.

Total assets amounted to NOK 226 billion at September 30, 2011, compared to NOK 216 billion at December 31, 2010 and NOK 232 billion at September 30, 2010. The increase since year end was mainly due to a high level of new lending, and foreign exchange rate effects.

Regulatory framework

With effect from January 1, 2011, new regulations concerning the calculation of exposures to one single client were introduced by the Norwegian Ministry of Finance. The new provisions are the same as the prevailing provisions applicable in the European Union under the Capital Requirements Directive (Directive 2006/48/EU) and significantly alter the conditions of Eksportfinans' current business concept.

The effect of the regulations is that the 20 percent risk weighting for exposures to banks was discontinued and as a consequence the maximum allowed exposure to a single client (borrower and guaranteeing bank) was significantly reduced. Using Eksportfinans' risk capital as of September 30, 2011, the new regulation means a reduction of maximum exposure from NOK 6.5 billion to NOK 1.3 billion. (For more information, see "Supervision and Regulation" on pages 35-36 of Eksportfinans' Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Securities and Exchange Commission (the **Commission**) on March 31, 2011 and "Regulatory Framework" on page 5-6 of Eksportfinans' First Half Year Report 2011 filed with the Commission as Exhibit 99.2 on the Form 6-K dated August 18, 2011.)

In total, Eksportfinans has nine lending transactions secured by bank guarantees that exceed NOK 1.3 billion that would be in breach of these regulations regarding large exposures. The total exposure from these nine transactions in excess of the NOK 1.3 billion amount permitted for each transaction amounts to around NOK 10 billion.

Eksportfinans has been subject to a temporary exemption from the directive, valid until December 31, 2011, during which the Company can continue to use the reporting standards for large exposures that were in effect in 2010. On October 19, 2011, in a joint press release from the Ministry of Finance and the Ministry of Trade

Third quarter report 2011 5

and Industry, exemption was announced to be extended by one year, until December 31, 2012. The Ministries found no grounds to grant Eksportfinans a permanent exemption at the expiration of the temporary exemption period. This implies that Eksportfinans must use the period until December 31, 2012 to adapt to the regulations. Eksportfinans, on behalf of the Ministry of Trade and Industry, administers a scheme for government-supported export financing. After the announcement of this extension to the temporary exemption period, the Board decided that the Company will continue offering financing with CIRR interest rates (fixed interest on government-supported export credit) under this scheme until further notice. Eksportfinans shares the that a long term solution for export financing must be established as soon as possible. The efforts to find a sustainable solution are conducted in dialogue with the Government and the two responsible Ministries, the Ministry of Finance and the Ministry of Trade and Industry. Although Eksportfinans believes that by ordinary standards it is very well capitalized, a capital increase is being considered as suggested by the Government in order to meet the new regulations related to large exposures. Eksportfinans’ currentefforts are based on statements from the authorities that have been made to Eksportfinans and appeared in the media in Norway, that the Government will work towards a solution in which Eksportfinans may be a part. The Board continues to monitor the situation, and is considering the interests of Eksportfinans’ clients, investors, employees and shareholders. Export lending New disbursements were NOK 24.8 billion in the first nine months of 2011, compared to NOK 21.2 billion for the corresponding period in 2010. The volume of outstanding export loans was NOK 112.8 billion at September 30, 2011 compared to NOK 99.8 billion at December 31, 2010 and NOK 92.7 billion at September 30, 2010. The volume of new loan disbursements was mainly driven by contract financing of shipbuilding, temporary ship equipment and offshore oil and gas projects, and primarily a result of contracts entered into during the preceding 2-3 years. New loans to renewable energy, environmental technologies and infrastructure totaled NOK 2.6 billion compared to NOK 1.1 billion in the same period during 2010. The borrowers included Norwegian municipal-owned hydro power utilities as well as solar and hydro energy projects in the Czech Republic, Turkey and Indonesia. New disbursements of loans qualifying for the government-supported export financing scheme was NOK 17.7 billion in the first nine months of 2011, compared to NOK 15.6 billion in the corresponding period in 2010. These figures include both lending at market terms and Government’s lending at terms view decided under the government-supported commercial interest reference rate (CIRR) scheme. The volume of Eksportfinans’ export-related loans remains solid. The probability adjusted order book was approximately NOK 33 billion at September 30, 2011. Approximately NOK 29 billion of this was contract financing. By comparison, the probability adjusted order book was NOK 31 billion at September 30, 2010, approximately NOK 28 billion of which was contract financing. The order book is based on signed confirmations from the borrowers, expressing the will to proceed with Eksportfinans’ financing outline. The assumption of the probability of each confirmed financing outline actually materializing is adjusted monthly based on the Company’s best knowledge of the project. Eksportfinans received a large number of new loan applications during the first three quarters of 2011. The demand for our services has increased as a result of the current unstable financial markets. In addition, the number of loan applications received indicates a higher volume of activity in Eksportfinans’ base. The volume of lending going forward will depend on the number of projects actually being realized. Local government lending After the sale of Kommunekreditt Norge AS in Third quarter report 2011 6

June 2009, Eksportfinans provided financing to KLP Kreditt AS (formerly Kommunekreditt Norge AS) through a loan of NOK 34.4 billion with security in the underlying lending portfolio. This financing was contractually set to be repaid in eight equal, quarterly amounts. The first installment was paid in December 2009, and the last installment was paid in September 2011, and Eksportfinans has no remaining loans outstanding to KLP Kreditt AS. Eksportfinans’ total government lending totaled NOK 10.5 billion at September 30, 2011, compared to NOK 23.5 billion at December 31, 2010 and NOK 27.9 billion at September 30, 2010. Securities The total securities portfolio was NOK 63.0 billion at September 30, 2011, compared to NOK 67.9 billion at December 31, 2010 and NOK 83.1 billion at September 30, 2010. The securities portfolio consists of two different portfolios. One is the subject of a Portfolio Hedge Agreement with Eksportfinans shareholders which has been in place since February 29, 2008 (the PHA portfolio), and the other portfolio is maintained for the purpose of liquidity (referred to reserve portfolio”). The fair value of the PHA portfolio was NOK 26.1 billion at September 30, 2011, compared to NOK 36.0 billion at year-end 2010 and NOK 42.5 billion at September 30, 2010. The PHA portfolio will largely be run off to maturity. See Note 14 to the accompanying unaudited condensed financial statements and the most recent annual report on Form 20-F for further information about the PHA. The uncertainty in the international capital markets has led to relatively high credit spreads in 2010 and continuing into 2011. This has led to relatively high net interest income from the liquidity reserve portfolio in the first nine months of 2011. Eksportfinans expects these conditions to be temporary. The fair value of the liquidity reserve portfolio was NOK 36.9 billion at September 30, 2011, compared to NOK 31.9 billion at December 31, 2010 and NOK 40.6 billion at September 30, 2010. Funding Total new funding in the first nine months of 2011 amounted to NOK 45.4 billion through 328 individual bond issues compared to NOK 56.2 billion and 591 bond issues in the first nine months of 2010. Despite very strong investor demand, Eksportfinans’ requirement for 2011 has resulted in fewer issuances in the first nine months of this year. in local The majority of demand has come from investors in the USA, Japan, non-Japan Asia and the Middle East. Private placements represent the bulk of issuance by number of trades, while Eksportfinans has also been active in the public markets. Eksportfinans returned to the Swiss market with a CHF 150 million 10-year transaction in January. In March a USD 500 million 2-year floating rate note was issued to investors globally and in May a USD 1.25 billion 5-year global benchmark bond was issued. In July, Eksportfinans was very pleased to return to the Samurai market issuing a JPY 30 billion 5-year transaction. Samurai bonds are sold to domestic Japanese investors and governed by Japanese law. Results as the “liquidity Net interest income Net interest income was NOK 1,105 million in the first nine months of 2011. This was NOK 10 million higher than the corresponding period in 2010. The main reason for the higher net interest income in 2011 is the absence in 2011 of the preference share dividend expense accounted for in the first half of 2010. Interest expense related to the preference share ceased to accrue at December 31, 2010. In large part as a result of the above, the net return on average assets and liabilities (see financial highlights on page 4) was 0.67 percent in the first nine months of 2011, compared to 0.62 percent in the corresponding period of 2010. Net other operating income Net other operating income was negative NOK 440 million in the first nine months of 2011 compared to negative NOK 710 million in the first nine months of 2010. Third quarter report 2011 6

Volatility in the international capital markets continues to cause fluctuations in the fair value measurements of financial instruments. After the implementation of the PHA with Eksportfinans' shareholders on February 29, 2008, the fluctuations in the fair value of bond investments hedged by this agreement have been largely neutralized. Fluctuations in fair values in the accounts after the date of the PHA have, to a large extent, been caused by changes in fair value on Eksportfinans' own debt and on loans. In the first nine months of 2011, unrealized gains on Eksportfinans' own debt amounted to NOK 3,740 million compared to gains of NOK 1,780 million in the corresponding period of 2010 (see note 2 to the accompanying unaudited condensed financial statements). Net of derivatives, this amount is an unrealized loss of NOK 147 million compared to a loss of NOK 534 million in the first nine months of 2010 (see note 15 to the accompanying financial statements). Accumulated in the balance sheet, the unrealized gain on Eksportfinans' own debt, net of derivatives, is NOK 1.3 billion as of September 30, 2011. These unrealized gains on own debt will be reversed as unrealized losses in future periods following any tightening in credit spreads and passage of time. Capital adequacy will not be affected by this effect in any material way.

In addition to these net unrealized losses on Eksportfinans' own debt of NOK 147 million (net of derivatives), net other operating income in the first nine months of 2011 included an unrealized loss on loans, net of derivatives, of NOK 45 million (compared to a loss of NOK 130 million in the first nine months of 2010), an unrealized loss on bonds under the PHA of NOK 98 million (compared to a gain of NOK 94 million in the first nine months of 2010) and an unrealized gain of NOK 136 million on the PHA itself (compared to a loss of NOK 51 million in the first nine months of 2010). Also, in the first nine months of 2011 Eksportfinans has realized a loss of NOK 93 million on bonds under the PHA. This is offset by the PHA itself. See notes 2 and 15 to the accompanying unaudited condensed financial statements for the breakdown of these line items.

Total operating expenses

Total operating expenses amounted to NOK 145 million in the first nine months of 2011, an increase of NOK 6 million from the corresponding period in 2010. The key ratio of net operating expenses in relation to average assets was 0.08 percent in the first nine months of 2011, up from 0.07 percent in the first nine months of 2010. This is mainly due to general increases in expenses, combined with somewhat reduced average assets.

Profit/(loss) for the period

Total comprehensive income in the first nine months of 2011 was NOK 374 million, compared to NOK 177 million in the first nine months of 2010. The increase is due to the reduction in net unrealized losses in the first half of 2011 compared to the first half of 2010.

Return on equity was 9.8 percent in the first nine months of 2011, compared to 4.8 percent in the first nine months of 2010.

The non-IFRS measure of profit excluding unrealized gains and losses on financial instruments and excluding realized losses hedged by the PHA, and the corresponding return on equity, is shown in the table below. These calculations may be of interest to investors because they assess the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt, and the realized losses on investments which are hedged by the PHA.

	Third quarter		First nine months	
(NOK million)	2011	2010	2011	2010
Comprehensive income for the period in accordance with IFRS	264	1	374	177
Net unrealized losses/(gains)	(42)	326	316	655
Unrealized gains/(losses) related to Iceland 1)	3	(4)	12	(0)
Realized losses hedged by the Portfolio Hedge Agreement 4)	11	0	93	0
Tax-effect 2)	8	(90)	(118)	(183)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	244	233	678	648
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	17.5 %	17.9 %	16.9 %	17.3 %

1) Reversal of previously recognized loss (at exchange rates applicable at September 30, 2011)

2) 28 percent of the unrealized items above

3) Return on equity: Profit for the period/average equity

Third quarter report 2011 8

adjusted for proposed not distributed dividends. 4) Securities have been sold with a realized loss. These losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such losses excluded due to the economic arrangements under, and the accounting impacts of, the PHA. Profit excluding unrealized gains and losses and excluding realized losses hedged by the PHA amounted to NOK 678 million in the first nine months of 2011. This was an increase of NOK 30 million compared to the first nine months of 2010. The increase was mainly due to the higher net interest income. Balance sheet Total assets amounted to NOK 226 billion at September 30, 2011, compared to NOK 216 billion at December 31, 2010 and NOK 232 billion at September 30, 2010. The increase since year end was mainly due to a high level of new lending, and foreign exchange rate effects. Debt incurred by issuing commercial paper and bonds was NOK 192 billion at September 30, 2011. The corresponding figure was NOK 186 billion at December 31, 2010 and NOK 198 billion at September 30, 2010. The capital adequacy ratio was 16.5 percent at September 30, 2011, compared to 17.6 percent at December 31, 2010 and 14.4 percent at September 30, 2010. The core capital adequacy ratio was 12.8 percent at September 30, 2011, compared to 12.7 percent at December 31, 2010 and 10.3 percent at September 30, 2010. The reduction in the Total Capital Adequacy Ratio is mainly due to the prepayment of subordinated loans, as described below. On April 28, 2011 and May 23, 2011 Eksportfinans voluntarily prepaid subordinated debt in the amounts of USD 60 million and USD 15 million. The combined effect of the termination of this subordinated debt was a reduction of the total regulatory capital adequacy ratio from 17.9 percent to 16.5 percent based on figures on September 30, 2011. The core capital adequacy ratio was not affected by these terminations. Events after the balance sheet date Regulatory framework As explained under “Regulatory framework” on pages 5 and 6, the Ministry of Finance and the Ministry of Trade and Industry on October 19, 2011, announced in a joint press release that Eksportfinans’ temporary exemption from the new regulations concerning the calculation of exposures to one single client (Directive 2006/48/EU) has been extended by one year until December 31, 2012. Rating The rating agency Moody’s Investors Service Inc. issued a press release on October 28, 2011, stating their downgrade of Eksportfinans ASA by two notches and placing their rating on review for further downgrade. The rating action follows the Norwegian Ministry of Finance’s decision not to grant Eksportfinans a permanent exemption from the European Union’s Capital Requirement Directive, as noted in the paragraph above. Oslo, November 8, 2011 EKSPORTFINANS ASA The Board of Directors Third quarter report 2011 9

Condensed statement of comprehensive income Figures are unaudited. Third quarter First nine months (NOK million) 2011 2010 2011 2010 Note Interest and related income 1,419 1,517 4,145 4,367 Interest and related expenses 1,046 1,116 3,040 3,272 Net interest income 373 401 1,105 1,095 Commissions and income related to banking services 1 0 1 1 Commissions and expenses related to banking services 1 2 4 5 Net gains/(losses) on financial instruments at fair value 35(358)(442)(711) 2, 15 Other income 2 2 5 5 Net other operating income/ (loss) 37(358)(440)(710) Total operating income 410 43 665 385 Salaries and other administrative expenses 34 34 122 113 Depreciation 5 5 14 17 Other expenses 4 3 9 9 Impairment charges on loans at amortized cost 0 0 0 0 Total operating expenses 43 42 145 139 Pre-tax operating profit/(loss) 367 1 520 246 Taxes 103 0 146 69 Profit/(loss) for the period 264 1 374 177 Other comprehensive income 0 0 0 0 Total comprehensive income 264 1 374 177 The accompanying notes are an integral part of these condensed financial statements. Third quarter report 2011 10

Unaudited

Condensed balance sheet

Figures for interim periods are unaudited.

(NOK million)	30.09.11	31.12.10	30.09.10	Note
Loans due from credit institutions [1]	39,945	43,014	46,642	4, 6, 7
Loans due from customers [2]	97,065	85,095	78,471	5, 6, 7
Securities	62,967	67,921	83,076	8
Financial derivatives	21,788	15,403	14,658	
Deferred tax asset	131	44	29	
Intangible assets	19	20	21	
Fixed assets and investment property	205	205	207	9
Other assets	4,300	3,847	9,114	10
Total assets	**226,420**	**215,549**	**232,218**	
Deposits by credit institutions	0	45	42	
Borrowings through the issue of securities	192,158	186,402	198,132	11
Financial derivatives	15,660	14,247	19,492	
Taxes payable	533	373	254	
Other liabilities	11,264	7,174	7,234	12
Accrued expenses and provisions	110	96	99	
Subordinated debt	1,233	1,639	1,655	
Capital contribution securities	432	417	426	
Total liabilities	**221,390**	**210,393**	**227,334**	
Share capital	2,771	2,771	2,771	
Share premium reserve	177	177	177	
Reserve for unrealized gains	71	71	403	
Other equity	1,637	2,137	1,357	
Comprehensive income for the period	374	0	177	
Total shareholders' equity	**5,030**	**5,156**	**4,885**	
Total liabilities and shareholders' equity	**226,420**	**215,549**	**232,219**	

1) Of NOK 39,945 million at September 30, 2011, NOK 39,745 million is measured at fair value through profit or loss and NOK 200 million is measured at amortized cost. Of NOK 43,014 million at December 31, 2010, NOK 29,811 million is measured at fair value through profit or loss and NOK 13,203 million is measured at amortized cost. Of NOK 46,642 million at September 30, 2010, NOK 29,140 million is measured at fair value through profit or loss and NOK 17,502 million is measured at amortized cost.

2) Of NOK 97,065 million at September 30, 2011, NOK 60,291 million is measured at fair value through profit or loss and NOK 36,774 million is measured at amortized cost. Of NOK 85,095 million at December 31, 2010, NOK 49,205 million is measured at fair value through profit or loss and NOK 35,890 million is measured at amortized cost. Of NOK 78,471 million at September 30, 2010, NOK 40,682 million is measured at fair value through profit or loss and NOK 37,789 million is measured at amortized cost.

The accompanying notes are an integral part of these condensed financial statements.

Third quarter report 2011 11

Unaudited

Condensed statement of changes in equity

Figures for interim periods are unaudited.

(NOK million)	Share capital [1]	Share premium reserve [1]	Reserve unrealized gains [1, 2]	Other equity [2]	Compre-hensive income [2]	Total equity
Equity at January 1, 2011	2,771	177	71	2,137	0	5,156
Total comprehensive income for the period	0	0	0	0	374	374
Dividends paid	0	0	0	(500)		(500)
Equity at September 30, 2011	**2,771**	**177**	**71**	**1,637**	**374**	**5,030**
Equity at January 1, 2010	2,771	177	403	2,057	0	5,408
Total comprehensive income for the period	0	0	0	0	177	177
Dividends paid	0	0	0	(700)	0	(700)
Equity at September 30, 2010	**2,771**	**177**	**403**	**1,357**	**177**	**4,885**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian law.
2) The allocation of income for the period between the reserve for unrealized gains and other equity is performed at year-end. Preliminary calculations based on the condensed interim financial statements as of September 30, 2011, show that if the allocation was performed at this date, it would have reduced the reserve for unrealized gains by NOK 9 million and increased other equity by NOK 383 million. The closing balances would have been NOK 62 million for the reserve for unrealized gains, and NOK 2,020 million for other equity.

The accompanying notes are an integral part of these condensed interim financial statements.

Third quarter report 2011 12

Unaudited Condensed cash flow statement Figures for interim periods are unaudited. (NOK million) 2011 2010 Pre-tax operating profit/(loss) from continuing operations 520 246 Provided by operating activities: Accrual of contribution from the Norwegian government(277)(708) Unrealized losses (reversal of unrealized losses) on financial instruments at fair value through profit or loss 316 656 Realized losses on financial instruments at fair value through profit or loss [non-cash items] 27 82 Depreciation 14 17 Disbursement of loans(24,819)(21,237) Principal collected on loans 24,080 21,811 Purchase of financial investments (trading)(35,606)(42,062) Proceeds from sale or redemption of financial investments (trading) 34,175 28,113 Contribution paid by the Norwegian government 382 332 Taxes paid (74)(74) Changes in: Accrued interest receivable (13,261) 1,466 Other receivables(568)(4,954) Accrued expenses and other liabilities 17,187 392 Net cash flow from operating activities 2,096(15,920) Purchase of financial investments(5,267)(3,817) Proceeds from sale or redemption of financial investments 10,367 13,055 Net cashflow from financial derivatives (4,711) 10,762 Purchases of fixed assets(14)(12) Net proceeds from sales of fixed assets 0 0 Net cash flow from investing activities 375 19,988 Change in debt to credit institutions(46) 3 Proceeds from issuance of commercial paper debt 166,259 243,448 Repayments of commercial paper debt (161,980)(239,334) Proceeds from issuance of bond debt 45,392 56,219 Principal payments on bond debt (43,766) (65,409) Repayments of subordinated debt(438) 0 Dividends paid(500)(700) Net cash flow from financing activities 4,921(5,773) Net change in cash and cash equivalents 1) 7,392(1,705) Cash and cash equivalents at beginning of period 3,932 4,523 Effect of exchange rates on cash and cash equivalents 0(4) Cash and cash equivalents 1) at end of period 11,324 2,814 1) Cash equivalents are defined as bank deposits with maturity less than 3 months. The accompanying notes are an integral part of these condensed interim financial statements. Third quarter report 2011 13

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' third quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards – (**IFRS**), in line with both IFRS as adopted by the European Union (**EU**) and IFRS as issued by the International Accounting Standards Board (**IASB**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements are the same as those applied in Eksportfinans' annual financial statements of 2010, as approved for issue by the Board of Directors on February 28, 2011. These policies have been consistently applied to all the periods presented.

In Eksportfinans' annual financial statements for 2010 and in the fourth quarter report for 2010 Eksportfinans reported figures both for the consolidated group and for the parent company. After the sale of the prior subsidiary Kommunekreditt Norge AS in 2009, there was no group to consolidate. From the first quarter of 2011 comparable figures are equal for the group and for the parent for all periods presented. For that reason only figures for Eksportfinans ASA have been presented in this quarterly report.

Figures for interim periods are unaudited.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third quarter		First nine months	
(NOK million)	2011	2010	2011	2010
Securities held for trading	1	1	0	7
Securities designated as at fair value at initial recognition	(15)	1	(97)	4
Financial derivatives	(13)	(44)	(70)	(127)
Foreign currencies	0	(1)	(4)	2
Other financial instruments at fair value	21	11	45	58
Net realized gains/(losses)	(6)	(32)	(126)	(56)
Loans and receivables	(31)	116	51	(79)
Securities [1]	(491)	429	(239)	261
Financial derivatives [2]	(4,319)	3,197	(3,852)	(2,613)
Commercial paper debt [3]	1	(3)	2	2
Bond debt [3]	4,838	(4,071)	3,690	1,792
Subordinated debt and capital contribution securities [3]	58	3	48	(14)
Foreign currencies	(5)	5	(4)	8
Other	(10)	(2)	(12)	(12)
Net unrealized gains/(losses)	41	(326)	(316)	(655)
Net realized and unrealized gains/(losses)	35	(358)	(442)	(711)

1) Net unrealized gains/(losses) on securities

	Third quarter		First nine months	
(NOK million)	2011	2010	2011	2010
Securities held for trading	(477)	328	(376)	77
Securities designated as at fair value at initial recognition	(14)	101	137	184
Total	(491)	429	(239)	261

2) The Portfolio Hedge Agreement entered into in March 2008, further described in note 14 of this report, is included with a gain of NOK 136 million as of September 30, 2011 and a loss of NOK 51 million as of September 30, 2010.

3) In the first nine months of 2011, Eksportfinans had an unrealized gain of NOK 3,740 million (gain of NOK 1,780 million in the first nine months of 2010) on its own debt. Net of derivatives this amount is an unrealized loss of NOK 147 million (NOK 534 million in the first nine months of 2010).

See note 15 for a presentation of the above table through the eyes of management.

Third quarter report 2011 14

Unaudited

3. Capital adequacy

Capital adequacy is calculated in accordance with the Basel II regulations in force from the Financial Supervisory Authority of Norway. The Company has adopted the standardized approach to capital requirements. For the Company, this implies that the difference in risk-weighted value between the Basel I and II regulations is mainly due to operational risk. The capital adequacy minimum requirement is 8 percent of total risk-weighted value.

Risk-weighted assets and off-balance sheet items

(NOK million)	30.09.2011		31.12.2010		30.09.2010	
	Book value	Risk-weighted value	Book value	Risk-weighted value	Book value	Risk-weighted value
Total assets	226,420	28,324	215,549	29,050	232,218	34,556
Off-balance sheet items		360		358		490
Operational risk		2,577		2,577		2,689
Total currency risk		0		0		92
Total risk-weighted value		31,261		31,985		37,827

The Company's eligible regulatory capital

(NOK million and in percent of risk-weighted value)	30.09.2011		31.12.2010		30.09.2010	
Core capital [1]	3,987	12.8 %	4,077	12.7 %	3,907	10.3 %
Additional capital [2]	1,186	3.8 %	1,565	4.9 %	1,535	4.1 %
Total regulatory capital	5,173	16.5 %	5,642	17.6 %	5,442	14.4 %

1) Includes share capital, other equity, elements of capital contribution securities and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
2) Includes subordinated debt, the elements of capital contribution securities not included in core capital and other deductions/additions in accordance with the Norwegian capital adequacy regulations.

4. Loans due from credit institutions

(NOK million)	30.09.11	31.12.10	30.09.10
Cash equivalents [1]	11,324	3,932	2,814
Other bank deposits and claims on banks	2,019	470	1,415
Loan to KLP Kreditt AS (also included in note 6)	0	12,882	17,176
Loans to other credit institutions, nominal amount (also included in note 6) [2]	27,215	26,290	25,784
Accrued interest and adjustment to fair value on loans	(613)	(560)	(547)
Total	39,945	43,014	46,642

1) Cash equivalents are defined as bank deposits with maturity of less than 3 months.
2) The Company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 14,366 million at September 30, 2011, NOK 13,073 million at December 31, 2010 and NOK 12,146 million at September 30, 2010.

5. Loans due from customers

(NOK million)	30.09.11	31.12.10	30.09.10
Loans due from customers, nominal amount (also included in note 6)	96,127	84,240	77,619
Accrued interest and adjustment to fair value on loans	938	855	852
Total	97,065	85,095	78,471

Third quarter report 2011 15

6. Total loans due from credit institutions and customers Unaudited Nominal amounts related to loans due from credit institutions and customers, respectively, from the two previous tables are included in the following analysis. (NOK million) 30.09.11 31.12.10 30.09.10 Loan to KLP Kreditt AS 0 12,882 17,176 Loans due from other credit institutions 27,215 26,290 25,784 Loans due from credit institutions 27,215 39,172 42,960 Loans due from customers 96,127 84,240 77,619 Total nominal amount 123,342 123,412 120,579 Commercial loans 87,041 88,095 83,284 Government-supported loans 36,301 35,317 37,295 Total nominal amount 123,342 123,412 120,579 Capital goods 37,572 31,992 30,959 Ships 49,240 45,376 43,769 Export-related and international activities *) 26,011 22,448 17,949 Direct loans to Norwegian local government sector 5,671 5,719 5,734 Loan to KLP Kreditt AS 0 12,882 17,176 Municipal-related loans to other credit institutions 4,798 4,943 4,943 Loans to employees 50 52 49 Total nominal amount 123,342 123,412 120,579 *) Export-related and international activities consist of loans to the following categories of borrowers: (NOK million) 30.09.11 31.12.10 30.09.10 Banking and finance 7,515 7,264 7,449 Real estate management 5,084 5,626 *) 5,190 Consumer goods 4,914 4,757 3,895 Oil and gas 2,549 2,935 23 Renewable energy 2,550 1,425 1,100 Aviation and shipping 1,507 264 263 Infrastructure 1,222 150 0 Environment 666 0 0 Other categories 4 27 28 Total nominal amount 26,011 22,448 17,948 * Infrastructure of NOK 150 million was included in the line captioned Real estate management as of December 31, 2010. Third quarter report 2011 16

Unaudited

7. Loans past due or impaired

(NOK million)	30.09.11	31.12.10	30.09.10
Interest and principal installment 1-30 days past due	0	30	1
Not matured principal on loans with payments 1-30 days past due	0	608	1
Interest and principal installment 31-90 days past due	82	28	77
Not matured principal on loans with payments 31-90 days past due	554	199	1,142
Interest and principal installment more than 90 days past due	569	511	428
Not matured principal on loans with payments more than 90 days past due	485	453	453
Total loans that are past due	1,690	1,829	2,102
Relevant collateral or guarantees received *)	1,195	1,336	1,692
Estimated impairments on loans valued at amortized cost	0	0	0

*) A total of NOK 495 million relates to exposure towards Icelandic banks as of September 30, 2011, and are as of the balance sheetdate not considered guaranteed in a satisfactory manner. These loans are measured at fair value at each balance sheet date. The change in fair value in the period is reflected in the line item 'Net gains/losses on financial instruments at fair value'. Apart from the fair value adjustments already recognized in the income statement, related to the exposure towards the Icelandic banks discussed above, the Company considers all other loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 1,1195 million, the Norwegian government, through the Guarantee Institute for Export Credit (**GIEK**), guarantees approximately 94 percent of the amounts in default. The remaining 6 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.

8. Securities

(NOK million)	30.09.11	31.12.10	30.09.10
Trading portfolio	49,717	48,990	59,074
Other securities at fair value through profit and loss	13,250	18,931	24,002
Total	62,967	67,921	83,076

9. Fixed assets and investment property

(NOK million)	30.09.11	31.12.10	30.09.10
Buildings and land in own use	126	126	128
Investment property	69	70	71
Total buildings and land	195	196	199
Other fixed assets	10	9	8
Total	205	205	207

10. Other assets

(NOK million)	30.09.11	31.12.10	30.09.10
Interim account 108-Agreement	763	887	794
Cash collateral provided	3,520	2,953	8,228
Delayed payment, securities not delivered from our custodian	0	0	72
Other	17	7	20
Total	4,300	3,847	9,114

Third quarter report 2011 17

Unaudited

11. Borrowings through the issue of securities

(NOK million)	30.09.11	31.12.10	30.09.10
Commercial paper debt	7,573	3,303	23,376
Bond debt	205,433	200,066	190,663
Accrued interest and adjustment to fair value on debt	(20,848)	(16,967)	(15,907)
Total	192,158	186,402	198,132

12. Other liabilities

(NOK million)	30.09.11	31.12.10	30.09.10
Grants to mixed credits	339	333	315
Cash collateral received	10,835	6,449	6,810
Other short-term liabilities	90	392	109
Total	11,264	7,174	7,234

13. Segment information

The Company is divided into three business areas; Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans to KLP Kreditt AS (last installment received in September 2011), in addition to loans extended directly to municipalities and municipal-related loans to savings banks that were purchased from Kommunekreditt Norge AS in connection with the sale of the subsidiary. The Company also has a treasury department, responsible for the Company's funding. Income and expenses related to treasury are divided between the three business areas.

The segment information is in line with the management reporting.

	Export lending		Municipal lending		Securities	
	First nine months		First nine months		First nine months	
(NOK million)	2011	2010	2011	2010	2011	2010
Net interest income 1)	672	539	88	154	345	402
Commissions and income related to banking services 2)	1	1	0	0	0	0
Commissions and expenses related to banking services 2)	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value 3)	16	(0)	0	0	(47)	(35)
Income/expenses divided by volume 4)	6	(9)	1	(4)	4	(8)
Net other operating income	23	(8)	1	(4)	(43)	(43)
Total net income	695	531	89	150	302	359
Total operating expenses	93	81	15	19	37	39
Pre-tax operating profit/(loss)	602	449	74	131	265	320
Taxes	168	126	21	37	74	89
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	434	323	53	94	191	231

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.
2) Income/(expenses) directly attributable to each segment.
3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards

Third quarter report 2011 18

Unaudited

maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.
4) Income/expenses, other than interest, in the treasury department have been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Reconciliation of segment profit measure to total comprehensive income

	First nine months	
(NOK million)	2011	2010
Export lending	434	323
Municipal lending	53	94
Securities	191	231
Non-IFRS profit/(loss) for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses hedged by the PHA	678	648
Net unrealized gains/(losses) 1)	(316)	(655)
Unrealized losses/(gains) related to the Icelandic bank exposure included above 1)	(12)	0
Realized (losses) hedged by the Portfolio Hedge Agreement	(93)	0
Tax effect 2)	118	184
Total comprehensive income	**374**	**177**

1) Reversal of previously recognized loss (at exchange rates applicable at September 30, 2011).
2) 28 percent of the unrealized items above.

14. Material transactions with related parties

The Company's two largest shareholders, DnB NOR Bank ASA and Nordea Bank Norge AS, are considered to be related parties in accordance with IAS 24 Related Party Disclosures.

(NOK millions)	Acquired loans 1)	Deposits 2)	Guarantees issued 3)	Guarantees received 4)	Portfolio Hedge Agreement 5)
Balance January 1, 2011	10,869	1,277	656	21,480	535
Change in the period	1,471	894	131	907	122
Balance September 30, 2011	12,340	2,171	787	22,387	657
Balance January 1, 2010	9,226	2,069	1,190	21,815	614
Change in the period	514	258	(536)	(314)	(61)
Balance September 30, 2010	9,740	2,327	654	21,501	553

All transactions with related parties are made on market terms.

1) The Company acquires loans from banks. The loans are part of the Company's ordinary lending activity, as they are extended to the export industry. As the selling banks provide a guarantee for the loans, not substantially all the risk and rewards are transferred to the Company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the Company.
3) Guarantees issued by the Company to support the Norwegian export industry.
4) Guarantees provided to the Company from the related parties.
5) Eksportfinans has entered into a derivative portfolio hedge agreement with the majority of its shareholders. The agreement, effective from March 1, 2008, will offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. The payments to or from the Company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. Eksportfinans will pay a monthly fee of NOK 5 million to the participants to the agreement. The balances show the related parties' share of the fair value of the contract as of the balance sheet date.

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed credit line of USD 2 billion for repo purposes to the Company. The facility has a twelve month maturity with the possibility of extension, and was extended in the second quarter of 2011. Eksportfinans has not yet utilized this credit facility.

Third quarter report 2011 19

Unaudited

15. Market risk - effects from economic hedging

Note 2 specifies the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the Company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, as derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Third Quarter		First Nine months	
(NOK million)	2011	2010	2011	2010
Securities	(27)	(13)	(140)	(34)
Foreign currencies	0	(1)	(4)	2
Other financial instruments at fair value	21	(18)	18	(24)
Net realized gains/(losses)	(6)	(32)	(126)	(56)
Loans and receivables	(142)	152	(45)	(130)
Securities	(39)	(13)	12	70
Commercial paper debt [1) 2)]	0	(3)	1	3
Bond debt [1) 2)]	225	(404)	(176)	(525)
Subordinated debt and capital contribution securities [1) 2)]	77	(17)	28	(12)
Foreign currencies	(5)	5	(4)	8
Other	(10)	(4)	(12)	(11)
Net unrealized gains/(losses)	106	(284)	(196)	(597)
Financial derivatives related to the 108 agreement [3)]	(65)	(42)	(120)	(58)
Net realized and unrealized gains/(losses)	35	(358)	(442)	(711)

1) Accumulated net gain on own debt is NOK 1.3 billion as of September 30, 2011, compared to NOK 1,3 billion as of September 30, 2010
2) In the first nine months of 2011, Eksportfinans had an unrealized loss of NOK 147 million (NOK 534 million in the first nine months of 2010) on its own debt, net of derivatives.
3) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

16. Contingencies

The contingencies are:

a) One of Eksportfinans' borrowers reclaimed paid break cost in an amount of approximately NOK 19 million in connection with voluntary prepayment of loans. Eksportfinans refuted the claim and the dispute came to trial at Oslo City Court (Oslo Tingrett) that began August 26, 2010. Pronouncement of judgment has been served on the parties. The judgment went against Eksportfinans. Eksportfinans has appealed the judgment. Trial date for the appeal has been set to March 8, 2012. Appropriate accruals have been made regarding this contingency. These accruals have been made in earlier periods.

b) In 2009 Eksportfinans and Kommunal Landspensjonskasse gjensidige forsikringsselskap (KLP) entered into an agreement for the sale of Eksportfinans's wholly owned subsidiary Kommunekreditt Norge AS (Kommunekreditt). In the said agreement Eksportfinans made certain representations that among others include (1) KLP could rely on an agreement and a guarantee document with respect to a counter guarantee provided by a Norwegian bank to Kommunekreditt and (2) the list and characterization of borrowers as part of the due diligence process was correct in all material respect.

   1) KLP and the Norwegian bank disagree over the bank's right to adjust the fee for the guarantee and have summoned the bank for the amount of approximately NOK 71 million. With reference to the representation related to the guarantee provided by the Norwegian bank to Kommunekreditt, KLP threatened to summon Eksportfinans if it is unsuccessful against the Norwegian bank. On October 1,

Third quarter report 2011 20

Unaudited

2010 KLP Banken AS, a wholly owned subsidiary of KLP has commenced a lawsuit against Eksportfinans alleging among other things that the claim against Eksportfinans should be united at trial with the case between KLP Banken AS and the Norwegian bank. The claim against Eksportfinans is based on the claim against the Norwegian bank which again is based on variable and uncertain factors and may be reduced if for instance the loan portfolio for which the guarantee was issued is partially prepaid or otherwise reduced and is therefore unspecified with respect to amount. In June this year, it became clear that the Oslo City Court (Oslo Tingrett) decided against KLP and in favor of the Norwegian Bank on this matter. This judgement now has full legal force and effect. The case between KLP and Eksportfinans was activated by Oslo Tingrett in October 2011. Pleadings have been issued between KLP, Eksportfinans and Oslo Tingrett. The trial date has been set to 13th to 17th of February, 2012. KLP has not yet issued a writ in the case.

2) With reference to the representations related to the list and characterization of borrowers, KLP asserts to have discovered after the closing of the sale that certain loans in the list of borrowers provided by Kommunekreditt to KLP were incorrectly characterized which, KLP claims, reduces the agreed value of Kommunekreditt significantly. KLP threatens to sue Eksportfinans if the company does not pay said amount. Eksportfinans is of the opinion that there are no grounds for the claim.

c) Because of the bankruptcy in Lehman Brothers, certain swap contracts were settled and replaced by new swap contracts with other counterparties. At the time of the bankruptcy, Eksportfinans had swap contracts with three different legal entities in the Lehman Brothers group. Payments related to the settlement of these swaps were calculated and paid by Eksportfinans in 2008. The valuation of the settlement amount has been contested by two of the legal entities. A final settlement was reached with one of the entities last year, and the final settlement amount has been paid. Negotiations are still ongoing with the second entity. Final settlement amount is uncertain, but the best estimate of the obligation has been recorded. The last entity has, to date, not contested the original valuation and Eksportfinans cannot with sufficient reliability calculate the size of the possible obligation.

17. Events after the balance sheet date

With effect from January 1, 2011, new regulations concerning the calculation of exposures to one single client were introduced by the Norwegian Ministry of Finance. The new provisions are the same as the prevailing provisions applicable in the European Union under the Capital Requirements Directive (Directive 2006/48/EU) and significantly alter the conditions of Eksportfinans' current business concept.

The effect of the regulations is that the 20 percent risk weighting for exposures to banks was discontinued and as a consequence the maximum allowed exposure to a single client (borrower and guaranteeing bank) was significantly reduced. Using Eksportfinans' risk capital as of September 30, 2011, the new regulation means a reduction of maximum exposure from NOK 6.5 billion to NOK 1.3 billion. (For more information, see "Supervision and Regulation" on pages 35-36 of Eksportfinans' Annual Report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Securities and Exchange Commission (the Commission) on March 31, 2011 and "Regulatory Framework" on page 5-6 of Eksportfinans' First Half Year Report 2011 filed with the Commission as Exhibit 99.2 on the Form 6-K dated August 18, 2011.)

In total, Eksportfinans has nine lending transactions secured by bank guarantees that exceed NOK 1.3 billion that would be in breach of these regulations regarding large exposures. The total exposure from these nine transactions in excess of the NOK 1.3 billion amount permitted for each transaction amounts to around NOK 10 billion.

Eksportfinans has been subject to a temporary exemption from the directive, valid until December 31, 2011, during which the Company can continue to use the reporting standards for large exposures that were in effect in 2010. On October 19, 2011, in a joint press release from the Ministry of Finance and the Ministry of Trade and Industry, Eksportfinans' temporary exemption was announced to be extended by one year, until December 31, 2012. The Ministries found no grounds to grant Eksportfinans a permanent exemption at the expiration of the temporary exemption period. This implies that Eksportfinans must use the period until December 31, 2012 to adapt to the regulations.

Eksportfinans, on behalf of the Ministry of Trade and Industry, administers a scheme for government-supported export financing. After the announcement of this extension to the temporary exemption period, the Board decided that the Company will continue offering financing with CIRR interest rates (fixed interest on government-supported export credit) under this scheme until further notice.

Third quarter report 2011 21

Unaudited Eksportfinans shares the Government’s view that a long term soon as possible. The efforts to find a sustainable solution are conducted in dialogue with the Government and the two responsible Ministries, the Ministry of Finance and the Ministry of Trade and Industry. Although Eksportfinans believes that by ordinary standards it is very well capitalized, a capital increase is being considered as suggested by the Government in order to meet the new regulations related to based on statements from the authorities that have been made to Eksportfinans and appeared in the media in Norway, that the Government will work towards a solution in which Eksportfinans may be a part. The Board continues to monitor the situation, and is considering, employees the and shareholders. The rating agency Moody’s Investors Service Inc. issued a downgrade of Eksportfinans ASA by two notches and placing their rating on review for further downgrade. The rating action follows the Norwegian Ministry of Finance’s decision not the European Union’s Capital Requirements above. Directive, as noted in Third quarter report 2011 22